

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 17, 2017

Via E-Mail
Brad Bernstein
President and Chief Executive Officer
FlexShopper, Inc.
2700 North Military Trail, Suite 200
Boca Raton, FL 33431

> **Re:** **FlexShopper, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 28, 2017**
> **File No. 333-219017**

Dear Mr. Bernstein:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you are relying on General Instruction I.B.6 of Form S-3. If true, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Alternatively, please provide us your analysis demonstrating your eligibility to use Form S-3.

Exhibit 5.1

2.   Please have counsel revise its opinion to opine on the legality of the securities underlying the Units. For guidance, please refer to Section II.B.1.g of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3754 with any questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Steven Morse, Esq.
        Morse & Morse, PLLC